SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 27, 2019

On May 27, 2019, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, No. 120, 22nd floor – São Paulo/SP, Zip Code 05501-050, an Extraordinary Meeting of the Board of Directors of Braskem S.A. (“Company” or “Braskem”) was held, with the presence of the Board Members, as signed at the end of these minutes, and Board Member Roberto Faldini participated through a conference call.

AGENDA: I) Subject for resolution: After due analysis of the relevant documentation, as applicable, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s headquarters, the following resolution was unanimously taken by the attendees: (a) The execution of the Leniency Agreement with the Office of the Federal Controller General (“CGU”) and the Office of the Federal Attorney (“AGU”) (“CGU/AGU Agreement”) - after a detailed presentation and after providing clarifications regarding the matter, the execution of the CGU/AGU Agreement by Braskem was approved under the terms and conditions of Exhibit 6 to the respective PD, being the Management authorized to sign the CGU/AGU Agreement, conditioned to the ratification by the Judge of the 13th Federal Court of Curitiba of the allocation of amounts to the entities affected, as well as the practice of all acts required for the full implementation of this Resolution.

ADJOURNMENT: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, May 27, 2019. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes - Secretary; João Cox Neto; Ernani Filgueiras de Carvalho; Fábio Venturelli; Gesner José de Oliveira Filho; João Pinheiro Nogueira Batista; Julio Soares de Moura Neto; Mauro Motta Figueira; Pedro Oliva Marcilio de Sousa; Roberto Lopes Pontes Simões; and Roberto Faldini.

I hereby certify that the abovementioned resolution was extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari – Zip Code 42810-000 - Phone (71) 3413-1000
Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21st floor, Caminho das Árvores, Zip Code: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22nd floor, São Paulo/SP, Zip Code 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.